UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events-Update on Generate Capital Hosting Sites

On January 23, 2023, Bit Digital USA, Inc. (the “Company”) and Generate Capital, PBC (“Generate”) entered into a litigation standstill agreement (the “Standstill Agreement”) regarding the disputed notice of termination of the Master Agreement (the “MA”) dated September 9, 2020, by and between the Company and Compute North, LLC (“CN”).

As previously announced, on January 7, 2023, the Company received from Generate a purported notice of termination of the MA. The Company has disputed the propriety of the purported termination and is attempting to resolve the dispute with Generate. On January 20, 2023, Generate cut power to the Company’s miners.

Pursuant to the Standstill Agreement, Generate agreed to immediately restore power to the Company’s miners for the next ten days. Bit Digital agreed to immediately wire $350,000 to Generate to be applied first, prospectively, to cover the next ten days’ worth of operations, and second, retrospectively to cover monies Generate claims that Bit Digital owes it for the month of January 2023. As of the date of this filing, power has been restored and the Company’s miners have resumed operation.

As previously disclosed, in the event that the Company is unable to resolve the dispute with Generate, the Company expects that termination of the MA would have a material adverse effect on its business and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Bryan Bullett
Name:	Bryan Bullett
Title:	Chief Executive Officer

Date: January 24, 2023

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